Exhibit 99.3

FUJI KOSAN COMPANY, LTD.
4-3, Kanda Surugadai, Chiyoda-ku,
Tokyo

To U.S. Shareholders:

This sole share transfer described herein involves securities of a Japanese company. The sole share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, has been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the sole share transfer, such as in open market or privately negotiated purchases.

To All Shareholders:

This document is sent to you pursuant to Rule 802 under the US Securities Act of 1933, as amended. Rule 802 provides an exemption from the registration requirements of the Securities Act for certain exchange offers and business combinations by foreign private issuers involving the issuance of securities. The document provided herein is an English translation of the notice that was previously sent to you from Fuji Kosan Company. Besides this cover page, the document is identical in all aspects.

June 30, 2025

To whom it may concern,

Yasuhiro Kawasaki, Representative Director, CEO
FUJI KOSAN COMPANY, LTD.
4-3 Kanda-Surugadai, Chiyoda-ku, Tokyo

Public Notice on a Share Transfer

We are pleased to announce that our 95th Ordinary General Meeting of Shareholders held on June 27, 2025 resolved to execute a share transfer (hereinafter the “Share Transfer”) to establish FUJI UNITED HOLDINGS COMPANY,LTD. (headquartered at 4-3 Kanda-Surugadai, Chiyoda-ku, Tokyo), which will become our wholly owned parent company following the share transfer. There are no other parties involved in the Share Transfer. FUJI UNITED HOLDINGS COMPANY,LTD. is set to be established on October 1, 2025.

Shareholders who wish to request the purchase of their shares following the Share Transfer under Article 806, Paragraph 1 of the Companies Act are asked to submit their requests in writing within 20 days of this announcement. Please include the following information in your request: your name, address, and telephone number, the number of shares you wish to sell, the name of your transfer account management institution (such as a securities company), and your participant account code.

In addition to submitting your request to us, you are also asked to request your transfer account management institution (such as a securities company) to act as an intermediary for us to obtain information on your shares. Additionally, you are asked to apply for a transfer of the shares you wish to sell to the account designated by us below.

If you do not apply for a transfer to the account specified by us by the deadline, you will not be able to request the purchase of the shares.

Transferee (purchase account) administrator:	Mitsubishi UFJ Trust and Banking Corporation
Account holder:	Fuji Kosan Company, Ltd. (purchase account)
The Company’s participant account code:	0028871-03038880000000

If you have any questions about procedures for requesting the purchase of shares, please contact the Company’s administrator of the register of shareholders.

Administrator of the Register of Shareholders

Stock Transfer Agency Department, Mitsubishi UFJ Trust and Banking Corporation

Phone: +81-42-204-0303